Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

May 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Ryan Rohn

Stephen Krikorian

Mariam Mansaray

Jan Woo

Re:	Hinge Health, Inc.

Registration Statement on Form S-1, as amended (File No. 333-285682)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Hinge Health, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on May 21, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone to the staff of the Securities and Exchange Commission that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Morgan Stanley & Co. LLC Barclays Capital Inc. BofA Securities, Inc. As representatives of the several Underwriters listed in Schedule II of the Underwriting Agreement

By:	Morgan Stanley & Co. LLC

By:	/s/ Eleni Apostolatos
Name: Eleni Apostolatos
Title: Vice President

By:	Barclays Capital Inc.

By:	/s/ Jamie Turturici
Name: Jamie Turturici
Title: Managing Director, Head of Technology Equity Capital Markets

By:	BofA Securities, Inc.

By:	/s/ AnnaMaria Freeman
Name: AnnaMaria Freeman
Title: Director

[Signature Page to Underwriters’ Acceleration Request]